UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934


Date of report: January 10, 2002

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
              ---------------------------------------------------
                (Translation of Registrant's Name Into English)

                           SEAGOE INDUSTRIAL ESTATE
                                   CRAIGAVON
                                   BT63 5UA
                                UNITED KINGDOM
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                   (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X    Form 40-F
                               -------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                            Yes        No    X
                                ------    -------

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

               SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification to the London Stock Exchange and Irish Stock Exchange concerning the sale of the Chemical Synthesis Services division and the resignation of a director in connection with the sale.


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                                  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        GALEN HOLDINGS PUBLIC LIMITED COMPANY

                        By: /s/ Anthony D. Bruno
                           ----------------------------------
                           Name:  Anthony D. Bruno
                           Title: Sr. Vice President, Corporate Development
                                  and General Counsel

Date: January 10, 2002

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[Galen Holdings PLC Logo]
                                                                  NEWS RELEASE


Craigavon, Northern Ireland/Rockaway, NJ                       10 January 2002



                         GALEN HOLDINGS PLC ("GALEN")

                  SALE OF CHEMICAL SYNTHESIS SERVICES ("CSS")


Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA... 10 January 2002... Galen Holdings PLC (LSE: GAL, Nasdaq: GALN), the international specialty pharmaceutical company, announced today that it has agreed to sell its Chemical Synthesis Services ("CSS") business, part of its Pharmaceutical Services division, to a management team led by Dr Allen McClay, the founder and former President of Galen, for a cash consideration of approximately (pound)25 million (US$36 million). The proceeds from the transaction will be used to further strengthen Galen's pharmaceutical business.

CSS is part of Galen's Pharmaceutical Services division and comprises SynGal and QuChem. The business provides an integrated service from basic R&D and small-scale chemical synthesis to kilogram scale chemical synthesis operating to industry standard Good Manufacturing Practices (cGMP). CSS employs approximately 110 staff based at two sites in Northern Ireland and had sales of (pound)5.2 million (US$7.5 million) in the year ended 30 September 2001.

As part of this transaction, Alan Armstrong, President of Galen's
Pharmaceutical Services division, is resigning from the Board of Galen with effect from 9 January 2002. Lee Cross will replace Mr Armstrong in his role as director of Technical Operations.

Commenting on the disposal, Roger Boissonneault, Galen's Chief Executive, said:

"The sale of CSS continues the process of focusing Galen on its fast growing pharmaceuticals business. Since the acquisition of Warner Chilcott, our women's healthcare and dermatology

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franchises have accelerated the growth of Galen's business, and this sale will free up additional resources to focus on our ambitious pharmaceutical growth plans."

Galen is an integrated specialty pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey, USA. Galen develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the Company's sales and marketing organizations in the UK, Ireland and the US. Galen's Pharmaceutical Services division supplies and distributes clinical trial materials internationally, operates a drug reconciliation business and provides computer-based interactive voice response systems to permit the efficient management of worldwide clinical trials.

                                      ###


Enquiries:

GALEN                              Telephone:                +44 28 38 33 4974
Geoffrey Elliott
Roger Boissonneault
John King

FINANCIAL DYNAMICS                 Telephone:                +44 20 7831 3113
Fiona Noblet

Financial information has been converted solely for the convenience of the reader at a rate of (pound)1.00:US$1.44, being the Bank of England Sterling Rate at noon on 9th January 2002, the last practicable date prior to the announcement of the transaction.


        For further information on Galen, please visit www.galenplc.com



Note:
Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

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